Private Media Group, Inc.

Calle de la Marina 16-18,

Floor 18, Suite D,

08005 Barcelona, Spain

Telephone +011 34 93 620 8090

November 6, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-0306

Attention: Amanda Ravitz,

Branch Chief - Legal

Re:	Private Media Group, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 15, 2009
S.E.C. File No. 000-25067

Dear Ms. Ravitz:

This letter sets forth the responses of Private Media Group, Inc. (the “Company”, “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 28, 2009. Our responses set forth below correspond to the comments as numbered in the staff’s letter. For your convenient reference we have also included each of the staff’s comments with our response below.

Item 1.	Business, page 1

1. We note disclosure of your recent acquisition of Game Link LLC in the final paragraph on page 6 and in your 8-K filed on January 23, 2009. Please provide us with additional details surrounding the transaction to support your claimed exemptions from registration under Section 4(2) and Regulation D of the Securities Act of 1933, such as the identity or nature of the purchasers, the information provided and the process by which you solicited interest in the transaction by the target shareholders.

Response to Comment No. 1, Item 1. Business, page 1

As we stated in Form 8-K, the offer and sale of the Company’s common stock was in reliance upon exemptions contained in Section 4(2) and Regulation D of the Securities Act of 1933. There were four purchasers in the offering, three of whom represented that they were “accredited investors,” and each of whom acknowledged in writing that he had sufficient knowledge and experience in financial and business matters and in investing in companies similar to the Company, and was capable of evaluating the risks and merits of an investment in the Company. In this regard, each of the four individuals, in their roles as owners and officers of the acquired business, were actively engaged in the same line of business as the Company and consulted with the law firm of O’Melveny and Myers (“OMM”), counsel to the selling entities, and were represented by Game Link’s business broker, Ackrell Capital LLC. Each of the purchasers was advised in writing of the restrictions on transferability of the shares. In addition, the purchasers were afforded full access to information regarding Private’s business, including reports filed with the SEC, and acknowledged this to the Company in writing. This transaction was accomplished without any public solicitation or advertising, all communications being directly with the four purchasers, OMM and Game Link’s business broker in the transaction, Ackrell Capital LLC. Form D was transmitted to the Commission for filing via U.S. mail on February 3, 2009.

I am enclosing for your information Sections 5.5 and 5.6 of the acquisition agreement containing the written representations of the purchasers discussed above. The acquisition agreement is also included as an exhibit to Form 8-K filed with the Commission on January 23, 2009.

Item 1A.	Risk Factors, page 22

2. We note your disclosure in the first paragraph on page 22 that the risks addressed “are not the only ones we face.” In future filings, please remove this language as it could be construed to mean that there are known material risks which you have not disclosed.

Response to Comment No. 2, Item 1A. Risk Factors, page 22

The language in the first paragraph of page 22 of the filing is intended by the Company to make clear that the Company has disclosed all known material risks. The filing states: “The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.” In future filings we will remove the language indicating that the risks addressed “are not the only ones we face” to avoid the possibility of a reader misconstruing the disclosure to mean that all known material risks have not been disclosed.

Item 5.	Market for the Registrant’s Common Equity, page 28

3. It appears that your stock may be “penny stock” as defined in Rule[sic] as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. In future filings, please add a risk factor discussing the risks associated with penny stock.

Response to Comment No. 3, Item 5. Market for the Registrant’s Common Equity, page 28

In future filings we will include a risk factor discussing risks associated with “penny stock.”

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In accordance with your request, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please feel free to contact me directly. My telephone number is + 011 34 93 620 8090. You may also speak directly with our legal counsel in Los Angeles, Samuel S. Guzik, at 310 914 8600.

Sincerely,

Private Media Group, Inc.

By:	/s/ Johan Gillborg
Johan Gillborg, CFO Private Media Group, Inc.

cc:	Amanda Ravitz (via telecopier 703-813-6967)

Tarik Gause (via telecopier 703-813-6967)

Excerpts from Agreement and Plan of Reorganization dated as of January 20, 2009

5.5 Investment. With respect to each Seller receiving the Merger Consideration Shares hereunder, such Seller is acquiring the Merger Consideration Shares pursuant to the following terms:

(a) Such Seller is acquiring the shares for such Seller’s own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) of such shares.

(b) Such Seller has been advised by Buyer and its representatives that : (i) neither the offer nor sale of such shares has been registered under the Securities Act, and the rules and regulations in effect thereunder, or any state securities or “blue sky” laws; (ii) each of such shares is characterized as a “restricted security” under the Securities Act inasmuch as it is being acquired from Buyer in a transaction not involving a public offering and that each of such shares must be held indefinitely, and such Seller must continue to bear the economic risk of complete loss of the investment in such shares unless the offer and sale of such shares is subsequently registered under the Securities Act or an exemption from such registration is available and all applicable state securities or “blue sky” laws are complied with; (iii) when and if such shares may be disposed of without registration under the Securities Act in reliance on Rule 144, such disposition can be made only in limited amounts in accordance with the terms and conditions of such Rule; (iv) if the Rule 144 exemption is not available, public offer or sale of such shares without registration will require the availability of another exemption under the Securities Act; and (vii) a restrictive legend shall be placed on the certificates evidencing such shares; and (viii) a notation may be made in the appropriate records of Buyer indicating that such shares are subject to restrictions on transfer.

(c) Except as disclosed in Section 5.5(c) of the Disclosure Schedule, such Seller is an “accredited investor” as defined in the Securities Act.

(d) Such Seller has been afforded (i) the opportunity to ask such questions as he has deemed necessary of, and to receive answers from, representatives of Buyer concerning an investment in the Merger Consideration Shares and the merits and risks of investing in the Merger Consideration Shares, and the nature of Buyer’s proposed business operations, management personnel, business strategy and capital structure, and (ii) each Seller acknowledges receipt of the information referred to in Section 5.6 and acknowledges that such information is sufficient to enable such Seller to evaluate this investment in the Merger Consideration Shares.

(e) Such Seller understands that an investment in the Merger Consideration Shares is speculative and involves a high degree of risk.

(f) Such Seller has sufficient knowledge and experience in financial and business matters and investing in companies similar to Private so as to be able to evaluate the risks and merits of its investment in Private and it is able financially to bear the risks thereof, has adequate means of providing for his current financial needs and possible contingencies that may face him and has no need for liquidity in its investment in Private;

(g) Such Seller further represents that he does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or any third person with respect to the shares of Private Shares being acquired under this Agreement.

5.6 Buyer’s Information. Each Seller acknowledges that Buyer has delivered or made available to them its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, its Quarterly Reports on Form 10-Q and Interim Reports on Form 8-K filed since December 31, 2007, and its Proxy Statement for the 2008 Annual Meeting of Shareholders.

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